

Mail Stop 4561

December 28, 2009

Brad Bingham
Chief Executive Officer
CoConnect, Inc.
2038 Corte Del Nogal, Suite 110
Carlsbad, CA 92011

> **Re: CoConnect, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed December 17, 2009**
> **File No. 000-26533**

Dear Mr. Bingham:

  This is to advise you that we have limited our review of your filing to the matters addressed in the comments below. After reviewing your response, we may or may not raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Corporate Action No. 1: Increase in Authorized Stock, page 4

1. Please disclose whether you presently have any plans, proposals or arrangements to issue any of the newly available authorized shares of common stock for any purpose, including future acquisitions and/or financings. If so, please disclose by including materially complete descriptions of the future acquisitions and financing transactions. If not, please state that you have no such plans, proposals, or arrangements, written or otherwise, at this time to issue any of the newly available authorized shares of common stock. This comment also applies to "Corporate Action No. 2" to authorize preferred stock.

2. Please refer to Release No. 34-15230 and discuss the possible anti-takeover effects of the effective increase in your authorized shares. Please also discuss other anti-takeover mechanisms that may be present in your governing documents or otherwise and whether there are any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover

consequences. Inform holders that management might use the additional shares to resist or frustrate a third-party transaction, favored by a majority of the independent stockholders, which would provide an above-market premium. This comment also applies to "Corporate Action No. 2" to authorize preferred stock.

Corporate Action No. 3: Reverse Split, page 6

3.   Please disclose, in tabular format, the number of shares of common stock currently authorized, issued and outstanding, reserved for issuance and authorized but unissued and the number of shares in those same categories after completion of the reverse stock split for each potential reverse split ratio. This comment also applies to "Corporate Action No. 4" to forward split your stock.

4.   It appears that you do not intend to decrease your authorized shares in connection with your reverse-split, which will have the effect of creating newly available authorized shares of common stock. Please disclose whether you presently have any plans, proposals or arrangements to issue any of the newly available authorized shares of common stock for any purpose, including future acquisitions and/or financings. If so, please disclose by including materially complete descriptions of the future acquisitions and financing transactions. If not, please state that you have no such plans, proposals, or arrangements, written or otherwise, at this time to issue any of the newly available authorized shares of common stock.

Corporate Action No. 4: Forward Split, page 7

5.   Expand your disclosure here to discuss the reason(s) for the proposed forward split.

Corporate Action No. 7: Employee Stock Option Plan, page 10

6.   Please disclose whether you have present plans to make any specific grants under your Employee Stock Incentive Plan. If you do have the present intention to make any specific grants, revise your disclosure to provide the information required by Items 10(a)(2) and 10(b)(2) of Schedule 14A, applicable to you through Item 1 of Schedule 14C.

                                *   *   *   *

        As appropriate, please amend your filings and respond to these comments within 10 business days. You should provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please direct any questions or comments to Michael F. Johnson, Staff Attorney, at (202) 551-3477 or to the undersigned at (202) 551-3457. You may also contact the Assistant Director, Barbara C. Jacobs, if you thereafter have any other questions.

Sincerely,

Maryse Mills-Apenteng
Special Counsel

cc: Via facsimile: (760) 804-8845
        Brad Bingham